October 12, 2006

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Timothy J. O'Donovan
Chief Executive Officer
Wolverine World Wide, Inc.
9341 Courtland Drive
Rockford, Michigan 49351

Re: Form 10-K for the year ended December 31, 2005
**   Filed March 15, 2006**
**   File No. 1-06024**

Dear Mr. O'Donovan:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        William Choi
                                        Accounting Branch Chief